SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

0-3194

FORM 6-K

02050100

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
8/1/02

For the month of August, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

August 2, 2002

E.ON to use all legal channels in Ministerial Approval case

E.ON AG (Düsseldorf) notes with regret the decision taken today by the Düsseldorf OLG Court. This decision stops the company's acquisition of the majority stake in Essen based Ruhrgas AG for the time being.

E.ON maintains that the reasons given by the court do not justify this decision and that the Federal Economics Ministry did, in fact, carry out the procedure in the correct manner.

The ministerial approval is and continues to be necessary to maintain the ability of Ruhrgas to compete internationally and for securing gas supplies in Germany. The decision of the court is based purely on technicalities. It prevents restructuring, which is in the long term interests of the energy, chemical and coal industries in the economically important state of North Rhine Westphalia. E.ON will now pursue all the legal channels available to support its position.

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf

For information
please contact:

Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629

Josef Nelles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566

www.eon.com
Presse@eon.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: August 5, 2002

By: ______________

Dr. Erhard Schipporeit
Chief Financial Officer